September 22, 2025

Jonathan Hugh
Chief Financial Officer
ALT5 Sigma Corporation
325 E. Warm Springs Road, Suite 102
Las Vegas, Nevada 89119

       Re: ALT5 Sigma Corporation
           Preliminary Proxy Statement on Schedule 14A
           Response dated September 19, 2025
           File No. 000-19621
Dear Jonathan Hugh:

        We have reviewed your September 19, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Proposal 1
The Issuance and Appointment Proposal, page 7

1.     We note your response to prior comment 1 regarding the    Issuance and
Appointment
       Proposal    (Proposal 1). Please revise your proxy to present the share issuance as one
       proposal and the appointment of a second director candidate as a separate proposal. In this regard, please refer to staff guidance provided in Compliance and Disclosure
       Interpretation 101.01 Regarding Unbundling under Rule 14a-(3) Generally, which explains that two separate matters are not deemed to be inextricably intertwined merely because the matters were negotiated as part of a transaction with a third party, nor because the matters represent terms of a contract that one or the other of the parties considers essential to the overall bargain.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence
 September 22, 2025
Page 2

of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 or Joe McCann at
202-551-6262
with any other questions.



                                                     Sincerely,

                                                     Division of Corporation
Finance
                                                     Office of Life Sciences
cc:    Faith Charles